UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

AMBER ROAD, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

    02318Y108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.    ☐ Rule 13d-1(b)
b.    ☐ Rule 13d-1(c)
c.    ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  02318Y108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James W. Preuninger
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,141,459
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,141,459
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,141,459
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 8.4%
12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a) Name of Issuer

Amber Road, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

One Meadowlands Plaza, East Rutherford, New Jersey 07073

Item 2.

(a) Name of Person Filing

James W. Preuninger ("Mr. Preuninger")

(b) Address of Principal Business Office or, if none, Residence

One Meadowlands Plaza, East Rutherford, New Jersey 07073

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock, $0.001 par value per share, of the Issuer (the “Common Stock”)

(e) CUSIP Number

02318Y108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)  Amount beneficially owned:

2,141,459.  249,545 of these shares of Common Stock are held of record by the James Preuninger 2013 Five Year Grantor Retained Annuity Trust, of which Mr. Preuninger is Trustee.

(b)  Percent of class:

Based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 7, 2014 was 25,447,157 shares, Mr. Preuninger may be deemed to beneficially own 8.4% of the outstanding shares of Common Stock.

(c)  Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

2,141,459

(ii) Shared power to vote or to direct the vote:

None.

(iii) Sole power to dispose or to direct the disposition of:

2,141,459

(iv) Shared power to dispose or to direct the disposition of:

None.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2015
/s/ James W. Preuninger
Name: James W. Preuninger